Mail Stop 6010

April 23, 2007

Solomon S. Steiner, Ph.D.
Chief Executive Officer and Chairman of the Board
Biodel, Inc.
6 Christopher Columbus Avenue
Danbury, Connecticut 06810

Re: Biodel, Inc.
Supplemental Response dated April 19, 2007
File No. 333-140504

Dear Mr. Steiner:

We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

Share-Based Compensation, page F-10

1.   We have reviewed your response to our prior comment number one, and have the following comments:

a. With respect to Question Four of SAB 107, please confirm that the traded options have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options at each valuation date. We note that your response only references the December 19, 2006 valuation date.

b. Further, it is unclear whether you considered if the remaining maturities of the traded options on which the estimate is based are at least one year. As this is also a factor cited in Question Four of SAB 107, please tell us what consideration was given to this factor.

c. In the April 19, 2007 conference call, you indicated that your volatility range was within the range of volatilities for companies that you considered in your research. Please tell us the names of the companies that you considered with volatilities that were on the lower end of this range.

d. Lastly, we are still unsure why your volatility range is significantly lower than most other companies that have recently gone public. Please provide additional support clarifying this fact.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Solomon S. Steiner, Ph.D.
Biodel, Inc.
April 23, 2007
Page 3

You may contact Tabatha Akins at 202-551-3658 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William D. Freedman, Esq.
       Troutman Sanders LLP
       The Chrysler Building
       405 Lexington Avenue
       New York, New York 10174